The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of China Southern Airlines Company Limited (the "**Company**") will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Monday, 29 December 2008 at 9:30 a.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the circular of the Company dated 13 November 2008 (the "Circular"):

SPECIAL RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as special resolutions:

1. **"THAT**

   (a) the following amendments to the Articles of Association be and are hereby approved;

   (i) **Original**: "Article 2: The Company is a joint stock limited company established in accordance with the Company Law, "State Council's Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Joint Stock Limited Companies" (hereinafter referred to as the "Special Regulations") and other relevant laws and administrative regulations of the State. The legitimate rights and interests of the Company and its shareholders are under the jurisdiction of and protected by the PRC laws, regulations and other relevant provisions of the Government. The Company was established by way of promotion with the approval from the State Commission for Restructuring the Economic System of the PRC on 31 December 1994 as evidenced by the approval document 1994 No. 139. It was registered with the State Administration Bureau of Industry and Commerce of the PRC and obtained its business license on 25 March 1995. The number of the Company's business license is 1000001001760. Pursuant to the approval document Wai Jing Mao Zi Yi Han 2003 No. 273 from the Foreign Trade and Economic Cooperation Ministry of the PRC, the Company was allowed to transform into a perpetual foreign investment joint stock limited company on 13 March 2003. The Company obtained its legal person business license Qi Gu Guo Zi No. 000995 on 17 October 2003 from the State Administration Bureau of Industry and Commerce of the PRC. The Promoter of the Company is 南航集團公司 (renamed as China Southern Air Holding Limited)."

To be amended as: "Article 2: The Company is a joint stock limited company established in accordance with the Company Law, "State Council's Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Joint Stock Limited Companies" (hereinafter referred to as the "Special Regulations") and other relevant laws and administrative regulations of the State. The legitimate rights and interests of the Company and its shareholders are under the jurisdiction of and protected by the PRC laws, regulations and other relevant provisions of the Government. The Company was established by way of promotion with the approval from the State Commission for Restructuring the Economic System of the PRC on 31 December 1994 as evidenced by the approval document 1994 No. 139. It was registered with the State Administration Bureau of Industry and Commerce of the PRC and obtained its business license on 25 March 1995. ~~The number of the Company's business license is 1000001001760~~. Pursuant to the approval document Wai Jing Mao Zi Yi Han 2003 No. 273 from the Foreign Trade and Economic Cooperation Ministry of the PRC, the Company was allowed to transform into a perpetual foreign investment joint stock limited company on 13 March 2003. ~~The Company obtained its legal person business license Qi Gu Guo Zi No. 000995 on 17 October 2003 from the State Administration Bureau of Industry and Commerce of the PRC.~~ The Promoter of the Company is 南航集團公司 (renamed as China Southern Air Holding Limited)."

(ii) **Original**: "Article 29: In accordance with the approval granted by the Securities Commission of the State Council, the Company has issued a total of 4,374,178,000 ordinary shares, of which (a) 2,200,000,000 A Shares (state shares) were issued upon the establishment of the Company and were all subscribed for by the promoter of the Company; (b) 1,174,178,000 H Shares were issued to foreign investors in connection with the first increase of capital of the Company, including shares issued pursuant to the exercise of the over-allotment option and (c) 1,000,000,000 A Shares (public shares) were issued to domestic investors in connection with the second increase of capital of the Company. Further shares were issued to shareholders in connection with the bonus shares issue by way of conversion of capital reserve. The share capital structure of the Company after such issue of shares is: (a) 3,300,000,000 A Shares (state shares) held by the promoter, representing 50.30% of the total share capital; (b) 1,761,267,000 H Shares held by foreign investors, representing 26.84% of the total share capital; and (c) 1,500,000,000 A Shares (public shares) held by domestic investors, representing 22.86% of the total share capital."

To be amended as: "Article 29: In accordance with the approval granted by the ~~Securities Commission~~ competent securities authority of the State Council, the Company has issued a total of 4,374,178,000 ordinary shares, of which (a) 2,200,000,000 A Shares (state shares) were issued upon the establishment of the Company and were all subscribed for by the promoter of the Company; (b) 1,174,178,000 H Shares were issued to foreign investors in connection with the first increase of capital of the Company, including shares issued pursuant to the exercise of the over-allotment option; and (c) 1,000,000,000 A Shares (public shares) were issued to domestic investors in connection with the second increase of capital of the Company. Further shares were issued to shareholders in connection with the bonus shares issue by way of conversion of capital reserve. The share capital structure of the Company after such issue of shares is: (a) 3,300,000,000 A Shares ~~(state shares)~~ held by the promoter, representing 50.30% of the total share capital;

(b) 1,761,267,000 H Shares held by foreign investors, representing 26.84% of the total share capital and (c) 1,500,000,000 A Shares ~~(public shares)~~ held by domestic investors, representing 22.86% of the total share capital."

(iii) **Original**: "Article 36: When the Company reduces its registered capital, it must draw up a balance sheet and an inventory of assets. The Company shall notify its creditors within ten days from the date of the Company's resolution for reduction of capital and shall publish a notice in a newspaper at least three times within thirty days from the date of such resolution. A creditor has the right within thirty days of receiving the notice from the Company or, in the case of a creditor who does not receive the notice, within ninety days from the date of the first public notice, to require the Company to repay its debts or provide a corresponding guarantee for such debt. The Company's registered capital after reduction shall not be less than the statutory minimum amount."

To be amended as: "Article 36: When the Company reduces its registered capital, it must draw up a balance sheet and an inventory of assets. The Company shall notify its creditors within ten days from the date of the Company's resolution for reduction of capital and shall publish a notice in a newspaper at least three times within thirty days from the date of such resolution. A creditor has the right within thirty days of receiving the notice from the Company or, in the case of a creditor who does not receive the notice, within ~~ninety days~~ forty five days from the date of the first public notice, to require the Company to repay its debts or provide a corresponding guarantee for such debt. The Company's registered capital after reduction shall not be less than the statutory minimum amount."

(iv) **Original**: "Article 72: The controlling shareholders and beneficial controller of the Company have a fiduciary duty towards the Company and its public shareholders, and shall not exploit their connected relationship with the Company to harm the interests of the Company. If they have violated such provision and caused damage to the Company, they are liable for compensation."

To be amended as: "Articles 72: The controlling shareholders and beneficial controller of the Company have a fiduciary duty towards the Company and its ~~public~~ other shareholders, and shall not exploit their connected relationship with the Company to harm the interests of the Company. If they have violated such provision and caused damage to the Company, they are liable for compensation.

The controlling shareholders shall exercise their rights as contributors strictly in accordance with laws. The controlling shareholders shall not impair the legitimate interests of the Company and other shareholders by taking advantage from connected transactions, profit distribution, assets restructuring, external investment, capital appropriation and loan guarantee, nor shall they exploit their controlling position to prejudice the interests of the Company and other shareholders.

The Board of the Company shall establish a "moratorium upon misappropriation" mechanism on shares held by substantial shareholders. Once the Board becomes aware of any embezzlement of the Company's assets by the controlling shareholder or the beneficial controller through abuse of the Company's funds or by other means, the controlling shareholder's shareholding in the Company shall be subject to moratorium by judicial order immediately. If the controlling shareholder is unable to repay the embezzled assets in cash, the Company shall be entitled to dispose

of the shares held by the controlling shareholder and retain the proceeds resulting therefrom as compensation.

The directors, supervisors and other senior management personnel of the Company shall comply with the laws, administrative regulations and the Company's Articles of Association. They shall exercise care and diligence and fulfill their fiduciary duties to the Company, and protect the assets of the Company at their own initiative. They shall not exploit their positions to facilitate, assist or indulge the controlling shareholder in embezzling the funds of the Company, nor shall they impair the Company's interests through unauthorized guarantees, unfair connected transactions or otherwise.

If a director of the Company is found assisting or indulging the controlling shareholder and its associated enterprises in misappropriating the assets of the Company, upon the proposal of the Supervisory Committee or any shareholder holding 3% or more of the shares in the Company, a general meeting of the Company shall be convened to consider removing such director from office.

If a supervisor of the Company is found assisting or indulging the controlling shareholder and its associated enterprises in misappropriating the assets of the Company, upon the proposal of the Board or any shareholder holding 3% or more of the shares in the Company, a general meeting of the Company shall be convened to consider removing such supervisor from office.

If any other senior management personnel of the Company is found assisting or indulging the controlling shareholder and its associated enterprises in misappropriating the assets of the Company, upon the proposal of one-third or more of the directors or supervisors, a board meeting shall be convened to consider removing such senior management personnel from office.

If a director, supervisor or other senior management personnel of the Company fails to fulfil his/her duties of fiduciary to the Company by exploiting his/her position to assist or indulge the controlling shareholder and its associated enterprises in misappropriating the assets of the Company, and be suspected of committing an offence, upon a resolution passed by the Board or the Supervisory Committee of the Company, such personnel shall be transferred to the relevant judicial authority for investigation of criminal responsibility."

(v) **Original**: "Article 76: The general meeting shall exercise the following functions and powers:

.....

(18) To approve external guarantee by the Company;"

To be amended as: "Articles 76: The shareholders' general meeting shall exercise the following functions and powers:

.....

(18) To consider and approve external guarantees made by the Company at a shareholders' general meeting as required by the laws, rules and regulations and provisions of these Articles of Association;"

(vi) **Original**: "Article 83: Shareholders requisitioning the convening of an extraordinary general meeting or a class meeting shall abide by the following procedures:

(1) Two or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held shall sign one or more counterpart requisitions stating the objectives of the meeting and requiring the Board of Directors to convene a shareholders' extraordinary general meeting or a class meeting. The Board of Directors shall as soon as possible proceed to convene the extraordinary general meeting or a class meeting after receiving the requisition. The amount of shareholdings referred to above shall be calculated as at the date of the deposit of the requisition.

(2) The Board of Directors shall, in accordance with laws, administrative regulations and these Articles of Association, furnish a written reply stating its agreement or disagreement to convene the extraordinary general meeting within ten days upon receipt of such requisition.

(3) .....

If the Board of Directors does not agree to convene the extraordinary general meeting or does not furnish any reply within ten days upon receipt of such requisition, shareholders individually or jointly holding over 10% of the shares of the Company shall be entitled to propose to the supervisory committee that an extraordinary general meeting or a class meeting be convened, and such proposal shall be made in writing to the supervisory committee or they may themselves convene the general meeting in accordance with the requirements under the Articles of Association.

(4) ....."

To be amended as: "Article 83: Shareholders requisitioning the convening of an extraordinary general meeting or a class meeting shall abide by the following procedures:

(1) ~~Two or more shareholders~~Shareholders individually or jointly holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held shall sign one or more counterpart requisitions stating the objectives of the meeting and requiring the Board of Directors to convene a shareholders' extraordinary general meeting or a class meeting. ~~The Board of Directors shall as soon as possible proceed to convene the extraordinary general meeting or a class meeting after receiving the requisition. The amount of shareholdings referred to above shall be calculated as at the date of the deposit of the requisition.~~

(2) .....

(3) .....

If the Board of Directors does not agree to convene the extraordinary general meeting or does not furnish any reply within ten days upon receipt of such requisition, shareholders individually or jointly holding over 10% of the shares of the Company shall be entitled to propose to the supervisory committee that an extraordinary general meeting be convened, and such proposal shall be made in writing to the supervisory committee ~~or they may themselves convene the general meeting in accordance with the requirements under the Articles of Association~~.

(4) ......"

(vii) **Original**: "Article 94: ..... The period between the record date and the date for the meeting shall not be more than 7 working days. No changes shall be made once the record date is confirmed."

To be amended as: "Article 94: ..... The period between the record date and the date for the meeting shall not be ~~more than 7 working days~~ less than 30 days. No changes shall be made once the record date is confirmed."

(viii) **Original**: "Article 107: The Company shall, subject to the shareholders' general meetings being legally and validly held, encourage a higher proportion of participation of public shareholders in shareholders' general meetings through various means, including using modern information technology to establish an online voting platform."

To be amended as: "Article 107: The Company shall, subject to the shareholders' general meetings being legally and validly held, and so far as the conditions permit, encourage a higher proportion of participation of ~~public~~ shareholders in shareholders' general meetings through various means, including using modern information technology to establish an online voting platform."

(ix) **Original**: "Article 108: In order to protect the interests of public shareholders in good faith, the Company shall provide an online voting system for the shareholders to exercise their voting right at the shareholders' general meeting so far as the condition permits. On a voting by poll on the matters mentioned in Article 129 at the shareholders' general meeting, online voting shall be adopted for domestic shareholders. Where online voting is adopted for the shareholders' general meeting, all shareholders whose names appear on the register of members on the record date for the purpose of the shareholders' general meeting, are entitled to exercise their voting rights through the online voting system of the shareholders' general meeting, provided that the voting right of the same shares shall be exercised only by one of the following ways: on-the-spot voting, online voting or otherwise as specified. In the case of repeated voting for the same shares, only the first vote is valid."

To be amended as: "Article 108: ~~In order to protect the interests of public shareholders in good faith, the Company shall provide an online voting system for the shareholders to exercise their voting right at the shareholders' general meeting so far as the condition permits. On a voting by poll on the matters mentioned in Article 129 at the shareholders' general meeting, online voting shall be adopted for domestic shareholders.~~ Online voting adopted for the shareholders' general meeting shall be conducted in accordance with the relevant laws, rules and regulations. Where online voting is adopted for the shareholders' general meeting, all shareholders whose

names appear on the register of members on the record date for the purpose of the shareholders' general meeting, are entitled to exercise their voting rights through the online voting system of the shareholders' general meeting, provided that the voting right of the same shares shall be exercised only by one of the following ways: on-the-spot voting, online voting or otherwise as specified. In the case of repeated voting for the same shares, only the first vote is valid. ~~Online voting adopted for the shareholders' general meeting shall be conducted in accordance with the relevant laws, rules and regulations."~~

(x) **Original**: "Article 122: ... When any proxy of any shareholders shall abstain from voting or be limited to vote in favour of or against any designated resolution, any votes made by such proxy in contravention of the aforesaid regulation or limitation **shall not be counted in the total number of voting shares.**"

To be amended as: "Article 122: ... When any shareholders (including proxy of any shareholders) shall abstain from voting or be limited to vote in favour of or against any designated resolution according to the relevant rules and regulations (including the listing rules of the relevant Exchange), any votes made by such proxy in contravention of the aforesaid regulation or limitation **shall not be counted in the total number of voting shares.**"

(xi) **Original**: "Article 130: The following matters shall not be implemented or applied for unless they have been approved by the shareholders' general meeting and passed by more than half of the public shareholders with voting rights present at the shareholders' general meeting:

(1) Any issue of new shares by the Company to the public (including issue of overseas listed foreign shares or share of other natures), issue of convertible debentures, placing of shares to existing shareholders (except in such placing where the controlling shareholders have provided an undertaking to fully subscribe for the shares in cash before the shareholders' general meeting is convened);

(2) Major asset restructuring in which the assets will be acquired at a total price which is 20% higher than the audited net book value of such assets;

(3) Repayment of debts due to the Company by any shareholder using his shares of the Company;

(4) Overseas listing of any significant subsidiary of the Company;

(5) Other relevant issues which may have a material impact on the interests of the public shareholders in the development of the Company.

Where the Company makes an announcement on the resolutions of the shareholders' general meeting about any issue mentioned above, the announcement shall set out the number of the public shareholders voting at the shareholders' general meeting, the number of shares they held and its percentage in the total number of shares held by the public shareholders, the voting result and shareholdings of the ten largest public shareholders voting at the shareholders' general meeting and the results of their votes.

Where the Company convenes a shareholders' general meeting to consider and approve any issue mentioned above, it shall provide the domestic shareholders with an online voting system."

By deleting the existing Article 130 in its entirety and substituting therefor the following:

"Article 130: Any external guarantee made by the Company shall be considered and approved by the Board. The following matters involving guarantees shall be approved at the shareholders' general meeting after consideration and approval by the Board: (1) any guarantee to be provided where the aggregate amount of external guarantees made by the Company and its subsidiaries reaches or exceeds 50% of the latest audited net assets of the Company; (2) any guarantee to be provided for a party with a gearing ratio exceeding 70%; (3) any single guarantee, the amount of which exceeding 10% of the latest audited net assets of the Company; (4) any guarantee provided in favour of the shareholders, the beneficial controller or their respective related parties; (5) any guarantee to be provided where the aggregate amount of external guarantees provided by the Company reaches or exceeds 30% of the latest audited total assets of the Company; (6) any other guarantees which are subject to approval at the shareholders' general meeting as stipulated by laws, rules and regulations, these Articles of Association and the listing rules of the stock exchange where the Company is listed."

(xii) **Original**: "Article 134: The opinions of the public shareholders shall be well represented in the election of directors (including independent directors) and supervisors (excluding supervisors assumed by staff representatives) at the shareholders' general meetings by promoting the accumulative voting system. ....."

To be amended as: "Article 134: ~~The opinions of the public shareholders shall be well represented in the election of directors (including independent directors) and supervisors (excluding supervisors assumed by staff representatives) at the shareholders' general meetings by promoting the accumulative voting system.~~ The accumulative voting system shall be promoted in the election of directors (including independent directors) and supervisors (excluding supervisors assumed by staff representatives) at the shareholders' general meetings...."

(xiii) **Original**: "Article 136: The Board of Directors and the supervisory committee shall consult the opinion of the top ten shareholders in writing prior to determination of the elected Directors and Supervisors."

By deleting the existing Article 136 in its entirety

(xiv) **Original**: "Article 137: After issue of notice of shareholders' general meeting by the Company about election of Directors and Supervisors, shareholders holding individually or in aggregate more than 5% of the voting shares of the Company may propose nominees of Directors and Supervisors before the shareholders' general meeting for review by the Board of Directors in accordance with the procedures for amendments to proposals of shareholders' general meeting before submission to shareholders' general meeting for examination."

To be amended as: "Article 136: After issue of notice of shareholders' general meeting by the Company about election of Directors and Supervisors, shareholders holding individually or in aggregate more than 5% of the voting shares of the Company may propose nominees of Directors and Supervisors before the shareholders' general meeting for review by the Board of Directors ~~in accordance with the procedures for amendments to proposals of shareholders' general meeting~~ before submission to shareholders' general meeting for examination. Shareholders holding individually or in aggregate more than 1% of the voting shares of the Company may propose nominees of independent directors for approval by the Board of Directors before submission to a shareholders' general meeting for consideration and approval."

(xv) **Original**: "Article 148: When the shareholders' general meeting has passed motions regarding cash distribution, bonus issue or conversion of capital common reserve into capital, the specific proposals will be implemented within two months after the close of the shareholders' general meeting."

To be amended as: "Article 147: When the shareholders' general meeting has passed motions regarding cash distribution, bonus issue or conversion of capital common reserve into capital, the specific proposals will be implemented within two months after the close of the shareholders' general meeting and all administrative approvals (if necessary) are obtained."

(xvi) **Original**: "Article 162: The Board shall be responsible to the shareholders' general meeting and shall exercise the following powers:

(1) To be responsible for the convening of the shareholders' general meeting and to report on its work to the shareholders' general meeting;

(2) .....;

(6) To formulate proposals for an increase or a decrease in the registered capital and the issue of debentures of the Company;

(7) To draw up plans for the merger, division or dissolution of the Company;

(8) .....;

(11) To appoint or dismiss the Company's president, and pursuant to the president's nominations to appoint or dismiss the vice president, the financial controller and other senior administrative officers of the Company and decide on their remunerations;

(12) .....;

(14) To propose to the shareholders' general meeting for the engagement or change of accounting firm for the audit work of the Company;

(15) To receive the work report and to check the work of the president of the Company;

(16) To exercise any other powers conferred by these Articles of Association or the shareholders' general meeting.

Except for resolutions of the Board of Directors in respect of the matters specified in Clauses (6), (7), (8) and (13) of this Article which shall be passed by more than two-thirds of all the directors, resolutions of the Board of Directors in respect of all other matters may be passed by more than one half of all the directors."

To be amended as: "Article 161: The Board shall be responsible to the shareholders' general meeting and shall exercise the following powers:

(1) To be responsible for the convening of the shareholders' general meeting and to report on its work to the shareholders' general meeting;

(2) .....;

(6) To formulate proposals for an increase or a decrease in the registered capital and the issue of debentures or other securities of the Company as well as listing of such securities of the Company;

(7) To draw up plans for substantial acquisitions, purchase of the Company's shares or merger, division, dissolution and change in the form of the Company;

(8) .....;

(11) To appoint or dismiss the Company's president, and pursuant to the president's nominations to appoint or dismiss the vice president, the financial controller and other senior administrative officers of the Company and decide on their remunerations and rewards and punishments;

(12) .....;

(14) To manage information disclosure of the Company;

(15) To establish and implement effective internal control systems of the Company;

(16) To propose to the shareholders' general meeting for the engagement or change of accounting firm for the audit work of the Company;

(17) To receive the work report and to check the work of the president of the Company;

(18) To exercise any other powers conferred by the laws, administrative regulations, departmental rules, these Articles of Association or the shareholders' general meeting.

Except for resolutions of the Board of Directors in respect of the matters specified in Clauses (6), (7), (8) and (13) of this Article which shall be passed by more than two-thirds of all the directors, resolutions of the Board of Directors in respect of all other matters may be passed by more than one half of all the directors."

(xvii) **Original**: "Article 170: Board meetings shall be held at least twice every year and be convened by the chairman of the Board by serving notice of each Board meeting on all the directors by telex, telegram, facsimile, express delivery, registered mail or personal delivery ten days before the date of the proposed meeting....."

To be amended as: "Article 169: Board meetings shall be held at least twice every year and be convened by the chairman of the Board by serving notice of each Board meeting on all the directors by telex, telegram, facsimile, express delivery, registered mail, ~~or~~ personal delivery or other methods where delivery can be confirmed ten days before the date of the proposed meeting....."

(xviii) **Original**: "Article 184: Directors shall be elected and replaced at the shareholders' general meeting, with a term of office of three years.....

The term of a director shall commence on the date of entering on the office, and shall end on the date the term of the Board of Directors expires. Where no new appointment is made upon expiry of the term of a director, the original director shall, prior to the new director entering on the office, continue to perform his duties as a director in accordance with the provisions of laws, administrative regulations and these Articles of Association....."

To be amended as: "Article 183: Directors shall be elected and replaced at the shareholders' general meeting, with a term of office of three years.....

~~The term of a director shall commence on the date of entering on the office, and shall end on the date the term of the Board of Directors expires.~~ Where no new appointment is made upon expiry of the term of a director, the original director shall, prior to the new director entering on the office, continue to perform his duties as a director in accordance with the provisions of laws, administrative regulations and these Articles of Association....."

(xvix) **Original**: "Article 222: The supervisory committee shall be accountable to entire shareholders and exercise the following functions and powers in accordance with law:

(1) To examine the Company's financial situation;

(2) .....;

(7) Other functions and powers specified in these Articles of Association. Members of the supervisory committee shall attend as non-voting members at meetings of the Board of Directors.

Other functions and powers of the supervisory committee shall be determined in accordance with the laws and regulations of the place where the Company is listed."

To be amended as: "Article 221: The supervisory committee shall be accountable to entire shareholders and exercise the following functions and powers in accordance with law:

(1) To examine the Company's financial situation;

(2) .....;

(7) To supervise the establishment and implementation of internal control by the Board of Directors;

(8) Other functions and powers specified in these Articles of Association. Members of the supervisory committee shall attend as non-voting members at meetings of the Board of Directors.

Other functions and powers of the supervisory committee shall be determined in accordance with the laws and regulations of the place where the Company is listed."

(xx) **Original**: "Article 224: Resolutions of the supervisory committee shall be passed by half or more of all of its members."

To be amended as: "Article 223: Resolutions of the supervisory committee shall be passed by two-thirds ~~half~~ or more of all of its members."

(xxi) **Original**: "Article 236: A person may not serve as a director, supervisor, president and other senior administrative officers of the Company if any of the circumstances of Article 183 in these Articles of Association applies."

To be amended as: "Article 235: A person may not serve as a director, supervisor, president and other senior administrative officers of the Company if any of the circumstances of Article ~~183~~ 182 in these Articles of Association applies. Persons who hold positions other than directors in any entity of the controlling shareholders or beneficial controller shall not be appointed as senior management personnel of the Company. The personnel of the Company shall be independent from its controlling shareholders or beneficial controller. Any senior management personnel of the Company's controlling shareholder who serves concurrently as a director of the Company shall ensure that he/she has sufficient time and effort to work for the Company."

(xxii) **Original**: "Article 269: After the profit distribution plan has been resolved at the shareholders' general meeting, the Board of Directors shall complete the dividend (or share) distribution within two months after the holding of the general meeting."

To be amended as: "Article 268: After the profit distribution plan has been resolved at the shareholders' general meeting, the Board of Directors shall complete the dividend (or share) distribution within two months after ~~the holding of~~ consideration and approval by the general meeting and all administrative approvals (if necessary) are obtained."

(xxiii) **Original**: "Article 312: The Company stipulates that China Securities Journal, Shanghai Securities Journal, Hong Kong Commercial Daily and China Daily to be the media to publish the announcements and other information of the Company."

To be amended as: "Article 311: The Company stipulates that China Securities Journal, and Shanghai Securities Journal~~, Hong Kong Commercial Daily and China Daily~~ to be the media to publish the announcements and other information of the Company."

(xxiv) **Other amendments**:

(i) Reference to "the Securities Commission of the State Council" in the Articles of Association shall be changed to "the competent securities authority of the State Council"; and

(ii) THAT the articles following the existing Article 136 be and are hereby re-numbered accordingly; and

(b) the Board (and its delegates) be and are hereby authorised to make further amendments which in their opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as may be required by the Relevant Authorities, and to apply for approvals from the Relevant Authorities, if necessary."

2. "**THAT** the following amendments to the "Procedural Rules of the Shareholders' General Meetings" be and are hereby approved.

(i) Original "**Article 2** The general meeting shall be the source of authority of the Company and shall exercise the following functions and powers according to the laws: .... (18) To approve external guarantee by the Company;"

To be amended as "Article 2 The general meeting shall be the source of authority of the Company and shall exercise the following functions and powers according to the laws: ...... (18) To consider and approve external guarantees made by the Company at a general meeting as required by the laws, rules and regulations and provisions of Articles of Association;"

(ii) Original "Article 9 More than one half of the independent directors shall be entitled to propose to the Board of Directors the convening of an extraordinary general meeting. The Board of Directors shall, in accordance with the laws, administrative regulations and provisions of these Articles of Association, furnish a written reply stating its agreement or disagreement to the convening of the extraordinary general meeting within ten days upon receipt of such proposal......"

To be amended as "Article 9 ~~More than one half of the i~~Independent directors shall be entitled to propose to the Board of Directors the convening of an extraordinary general meeting. The Board of Directors shall, in accordance with the laws, administrative regulations and provisions of these Articles of Association, furnish a written reply stating its agreement or disagreement to the convening of the extraordinary general meeting within ten days upon receipt of such proposal......"

(iii) Original "**Article 16** Shareholder(s) individually or jointly holding 3% or more of the Company's issued and outstanding shares carrying voting rights shall have the right to propose an extempore motion ten days prior to the general meeting by furnishing the same to the convener in writing......Save as provided in the preceding paragraphs, the convener shall not amend such new motions stated in the notice of general meeting or add any new motion upon the issue of the notice of general meeting."

To be amended as "Article 16 Shareholder(s) individually or jointly holding 3% or more than 3% of the Company's issued ~~and outstanding~~ shares carrying voting rights shall have the right to propose an extempore motion ten days prior to the general meeting by furnishing the same to the convener in writing......Save to the condition as provided in the preceding paragraphs, the convener shall not amend such new motions stated in the notice of general meeting or add any new motion upon the issue of the announcement of notice of general meeting."

(iv) Delete the original "**Article 24** ~~Motions in relation to investment, disposal of assets, acquisition and merger shall be proposed with sufficient details, including the amount involved, consideration (or basis of calculation thereof), book value of assets, impact on the Company, status of approval, etc. The Board of Directors shall announce the results of assets valuation, results of audit or independent financial report, if required in accordance with the applicable regulations, at least five days prior to the date on which the general meeting is to be held.~~"

(v) Original "**Article 34** The Board of Directors shall not propose any new motion which is not included in the notice of general meeting after the notice has been issued. Any amendment to the existing motions shall be announced 15 days prior to the general meeting. Otherwise, the date of the general meeting shall be postponed accordingly to ensure that the amendment is announced at least 15 days prior to the general meeting."

To be amended as "Article 33 The Board of Directors shall not propose any new motion which is not included in the notice of general meeting after the notice has been issued. ~~Any amendment to the existing motions shall be announced 15 days prior to the general meeting. Otherwise, the date of the general meeting shall be postponed accordingly to ensure that the amendment is announced at least 15 days prior to the general meeting.~~"

(vi) Original "**Article 37** The Company shall, subject to the general meetings being legally and validly held and availability of corresponding conditions, encourage a higher proportion of participation of public shareholders in general meetings through various means, including using modern information technology to establish an online voting platform."

To be amended as "Article 36 The Company shall, subject to the general meetings being legally and validly held and availability of corresponding conditions, encourage a higher proportion of participation of ~~public~~ domestic shareholders in general meetings through various means, including using modern information technology to establish an online voting platform."

(vii) Original "**Article 39** The period between the record date and the date for the meeting shall not be more than seven working days. No change shall be made once the record date is confirmed. All the shareholders recorded in the register of members on the record date or their proxies are entitled to attend the general meetings, and neither the Company nor the convener shall deny such right on any ground."

To be amended as "Article 38 The period between the record date and the date for the meeting shall not be ~~more than seven working days~~ less than 30 days. No change shall be made once the record date is confirmed. All the shareholders recorded in the register of members on the record date or their proxies are entitled to attend the general meetings, and neither the Company nor the convener shall deny such right on any ground."

(viii) Original "**Article 49** The Board of Directors and the supervisory committee of the Company should take necessary measures to ensure the solemnity and normal order of the general meetings. Except for the attending shareholders (or their proxies) , the directors, supervisors, secretary to the Board of Directors, senior management, the lawyers retained and the persons invited by the Board of Directors, the Company reserves the right to refuse entry of other people into the venue of the meeting(s) in accordance with the laws......"

To be amended as "Article 48 The Board of Directors and the supervisory committee of the Company should take necessary measures to ensure the solemnity and normal order of the Shareholders' General Meetings. Except for the attending shareholders (or their proxies), the participating directors, supervisors, secretary to the Board of Directors, senior management, the lawyers retained and the persons invited by the Board of Directors, the Company reserves the right to refuse entry of other people into the venue of the Meeting(s) in accordance with the laws......"

(ix) Delete the original Article 62, Article 63, Article 65 and Article 66 in their entirety as follows:

Delete the original "Article 62 ~~Unless otherwise provided, the following matters shall not be implemented or applied for unless they have been approved by all the shareholders of the Company at the general meeting and have been passed by more than half of the public shareholders with voting rights present at the general meeting: (1) any issue of new shares by the Company to the public (including issue of overseas listed foreign shares or share of other natures), issue of convertible debentures, placing of shares to existing shareholders (except in such placing where the controlling shareholders have provided an undertaking to fully subscribe for the shares in cash before the general meeting is convened); (2) major asset restructuring in which the assets will be acquired at a total price which is 20% higher than the audited net book value of such assets; (3) repayment of debts due to the Company by any shareholder using his shares of the Company; (4) overseas listing of any significant subsidiary of the Company; (5) other relevant issues which may have a material impact on the interests of the public shareholders in the development of the Company. Where the Company makes an announcement on the resolutions of the general meeting about any issue mentioned above, the announcement shall set out the number of the public shareholders voting at the general meeting, the number of shares they held and its percentage in the total number of shares held by the public shareholders, the voting result and shareholdings of the ten largest public shareholders voting at the general meeting and the results of their votes. Where the Company convenes a general meeting to consider and approve any issue mentioned above, it shall provide the shareholders with an online voting platform.~~"

Delete the original "Articles 63 ~~Where any event referred to in the preceding Article 62 occurs, after the notice of general meeting has been issued, the Company shall issue a notice of the general meeting again within three days from the record date.~~"

Delete the original "Article 65 ~~Differential voting shall be applied upon election of the directors and supervisors in accordance with the accumulative voting system. The number of nominees shall be more than the proposed number of directors and supervisors.~~"

Delete the original "Article 66 ~~The Board of Directors and the supervisory committee shall consult the opinion of the top ten shareholders in writing prior to determination of the elected directors and supervisors.~~"

(x) Original "**Article 64** The opinions of the public shareholders shall be well represented, and the accumulative voting system shall be promoted in the election of the directors (including independent directors) and supervisors (excluding supervisors assumed by staff representatives) at the general meetings. ...."

To be amended as "Article 61 ~~The opinions of the Public shareholders shall be well represented, and the~~ The accumulative voting system shall be promoted in the election of the directors (including independent directors) and supervisors (excluding supervisors assumed by staff representatives) at the general meetings........"

(xi) Original "**Article 78** The directors, secretary to the Board of Directors, convener or their representative, chairman of the meeting shall sign on the minutes of the meeting, and ensure that the contents of the minutes of meetings are true, accurate and complete. The minutes of meeting shall be kept together with the valid information such as the attendance register of the attending shareholders and the power of attorney of their proxies, the votes cast by way of internet and by other means shall be kept by the secretary to the Board of Directors as the Company's permanent record."

To be amended as "Article 73 The directors, supervisors, secretary to the Board of Directors, convener or their representative, chairman of the meeting shall sign on the minutes of the meeting, and ensure that the contents of the minutes of meetings are true, accurate and complete. The minutes of meeting shall be kept together with the valid information such as the attendance register of the attending shareholders and the power of attorney of their proxies, the votes cast by way of internet and by other means shall be kept by the secretary to the Board of Directors as the Company's permanent record."

(xii) Original "**Article 81** When the general meeting has passed motions regarding cash distribution, bonus issue or conversion of capital common reserve into capital, the specific proposals will be implemented within two months after being considered and approved by the general meeting."

To be amended as "Article 76 When the general meeting has passed motions regarding cash distribution, bonus issue or conversion of capital common reserve into capital, the specific proposals will be implemented within two months after being considered and approved by the general meeting and all administrative approvals (if necessary) are obtained."

(xiii) **Other amendments**:

THAT the articles following the existing Article 24 of the Procedural Rules of the Shareholders' Meetings be and are hereby re-numbered accordingly."

3. "**THAT** the following amendments to the "Procedural Rules of Board of Directors" be and are hereby approved:

(i) Original "**Article 3** None of the following persons may serve as a director of the Company: ... (8) a person who is prohibited from acting as a leader of an enterprise by virtue of laws or administrative regulations; ... If an election or appointment of a director is taken place in contravention of this Article, the said election, appointment or engagement shall be invalid. If a director falls into any of the circumstances set forth in this Article during his term of office, the Company shall terminate his duties."

To be amended as "Article 3 None of the following persons may serve as a director of the Company: ... (8) a person who is prohibited from acting as a ~~leader~~ director, supervisor or senior officer of an enterprise by virtue of laws or administrative regulations; ... If an election or appointment of a director is taken place in contravention of this Article, the said election, appointment or engagement shall be invalid. If a director falls into any of the circumstances set forth in this Article during his term of office, the Company shall terminate his duties."

(ii) Original "**Article 4** Directors shall be elected or replaced at a general meeting. The term of office for a director shall be three years, which is the same as the Board of Directors. Upon the expiry of his term, a director shall be eligible for re-election. The term of office for a director shall commence from the date of passing of the relevant resolution at a general meeting to the date of election of the next Board of Directors after three years. The term of office for a director who is either newly appointed or to fill a casual vacancy of the Board of Directors during each tenure shall be the remaining term of the then Board of Directors, that is, from the date of passing of a resolution regarding his nomination as a director at a general meeting to the date of election of the next Board of Directors upon the expiry of the then Board of Directors."

To be amended as "Article 4 Directors shall be elected ~~or~~ and replaced at a general meeting and their terms shall be three years~~, which is the same as the Board of Directors~~. The term of office for a director (including a director nominated to fill a casual vacancy of the Board of Directors) shall commence from the date of passing of the relevant resolution at a general meeting to the date of expiry of the then Board of Directors. Upon the expiry of his term, a director shall be eligible for re-election. ~~The term of office for a director shall commence from the date of passing of the relevant resolution at a general meeting to the date of election of the next Board of Directors after three years. The term of office for a director who is either newly appointed or to fill a casual vacancy of the Board of Directors during each tenure shall be the remaining term of the then Board of Directors, that is, from the date of passing of a resolution regarding his nomination as a director at a general meeting to the date of election of the next Board of Directors upon the expiry of the then Board of Directors.~~ Where no new appointment is made upon expiry of the term of a director, the original director shall, prior to the new director entering on the office, continue to perform his duties as a director in accordance with the provisions of laws, administrative regulations, departmental rules and these Articles of Association. The post of a director may be performed concurrently by the general manager or other senior management personnel, to the extent that the number of such directors performed concurrently by the general manager or other senior management personnel as well as staff representatives shall not be in aggregate more than one-half of the total number of directors of the Company."

(iii) Original "**Article 5** The Board of Directors of the Company or shareholder(s) who individually or jointly hold(s) 5% or more of the Company's shares in issue may nominate candidate(s) for director(s) to be elected at a general meeting. The nominee for a director shall meet the following criteria: ..."

To be amended as "Article 5 The Board of Directors of the Company or shareholder(s) who individually or jointly hold(s) 5% or more of the Company's shares in issue may nominate candidate(s) as director(s) to be elected at a general meeting. Shareholder(s) who individually or jointly hold(s) 1% or more of the voting rights of the Company may nominate candidate(s) as independent director(s) to be approved at a general meeting after consideration by the Board of Directors. The nominee for a director shall meet the following criteria: ..."

(iv) Original "**Article 30** Nomination, election and replacement of directors: (1) The Board of Directors, the supervisory committee, and shareholder(s) of the Company who individually or jointly hold(s) more than 5% of the issued shares of the Company shall have the right to nominate candidate(s) as independent director(s), and the nominated candidate(s) shall become independent director(s) by election at a general meeting... (5) Any independent director who fails to attend in person three consecutive board meetings shall be deemed as unable to perform his duties and shall be replaced upon the proposal of the Board to a general meeting..."

To be amended as: "Article 30 Nomination, election and replacement of independent directors: (1) The Board of Directors, the supervisory committee, and shareholder(s) of the Company who individually or jointly hold(s) more than ~~5~~1% of the issued shares of the Company shall have the right to nominate candidate(s) as independent director(s), and the nominated candidate(s) shall become independent director(s) by election at a general meeting... (5) Any independent director who fails to attend in person ~~three~~ two consecutive board meetings shall be deemed as unable to perform his duties and shall be replaced upon the proposal of the Board to a general meeting..."

(v) Original "**Article 36** The Board of Directors shall exercise the following powers: (1) Be responsible for the convening of general meetings and to report its work to the general meeting... (21) Exercise any other powers granted by laws, regulations or the Company's Articles of Association or conferred by the general meetings. The Board shall exercise its powers by holding board meetings and passing resolutions for implementation."

To be amended as: "Article 36 The Board of Directors shall exercise the following powers: (1) Be responsible for the convening of general meetings and to report its work to the general meeting; ... (21) Establish and implement sound and effective internal control systems of the Company; (22) Exercise any other powers granted by laws, regulations or the Company's Articles of Association or conferred by the general meetings. The Board shall exercise its powers by holding board meetings and passing resolutions for implementation."

(vi) Original "**Article 59** Meetings of the Board of Directors include regular meetings and extraordinary meetings. Regular meetings of the Board of Directors shall be held twice every year, and these meetings shall be held within two days before the release of the Company's annual report for the previous year and the release of the Company's interim report for the current year to discuss and examine the relevant reports."

To be amended as: "Article 59 Meetings of the Board of Directors include regular meetings and extraordinary meetings. Regular meetings of the Board of Directors shall be held twice every year, and these meetings shall be held ~~within two days before the~~ on the date of release of the Company's annual report for the previous year and the release of the Company's interim report for the current year to discuss and examine the relevant reports."

(vii) All references to "the office of the Board of Directors" in the "Procedures Rules of Board of Directors" to be amended as "the office of the Secretary of the Board of Directors".

ORDINARY RESOLUTION

To consider and, if thought fit, approve the following resolution as an ordinary resolution:

4. "**THAT** the appointment of Mr. Liu Bao Heng as an executive Director of the Fifth Session of the Board be and is hereby approved."

By Order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

13 November 2008

As at the date of this notice, the Directors include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

Notes:

1. **Persons who are entitled to attend the EGM**

   a. Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively, at the close of trading in the afternoon of 28 November 2008 ("Eligible Shareholders") or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the EGM". Holders of A shares of the Company shall receive a notice separately.

   b. The directors, supervisors and senior management of the Company.

   c. Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2. **Registration procedures for attending the EGM**

   a. Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before 9 December 2008, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the EGM as Attachment A.

b. When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c. Holders of H shares of the Company who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:00 p.m. on 28 November 2008.

d. The register of H shares of the Company will be closed from 28 November 2008 to 9 December 2008 (both days inclusive), during which period no transfer of H shares will be registered.

3. **Proxies**

a. An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the annual general meeting, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c. To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4. **Miscellaneous**

a. The EGM is expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b. The address of the headquarters of the Company is:
1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8611 2436, 8611 2552
Facsimile No.: (+86) 20-8665 9040
Website: www.csair.com
Contact person: Wu Dong Hua and Wang Peng Ce

c. At any general meeting of shareholders of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

i. by the chairman of the meeting;

ii. by at least two shareholders entitled to vote present in person or by proxy; or

iii. by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand.